PRIMARY CAPITAL LLC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-52819

YEAR ENDED DECEMBER 31, 2020
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66069

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Primary Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

801 Brickell Avenue, 7th Floor
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Leo

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Adeptus Partners,LLC
(Name – if individual, state last, first, middle name)

733 Route 35 N, Suite A	Ocean	NJ	07712
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John C. Leo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Primary Capital LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSS DAVID CARMEL
Notary Public, State of New York
No. 02CA6330194
Qualified in New York County
Commission Expires Sept. 08, 20 23

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Primary Capital LLC
December 31, 2020

Table of Contents

Adeptus

Adeptus Partners, LLC
Accountants | Advisors
244 West 54th Street
New York, NY 10019
phone 212.758.8050
fax 212.826.5037
www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Primary Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Primary Capital, LLC as of December 31, 2020, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Primary Capital, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Primary Capital, LLC's management. Our responsibility is to express an opinion on Primary Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Primary Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Primary Capital, LLC's financial statements. The supplemental information is the responsibility of Primary Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Primary Capital, LLC's auditor since 2019.

Adeptus Partners LLC

New York, New York
March 30, 2021

Offices:
Maryland
New York City
Long Island
New Jersey

Primary Capital LLC
Statement of Financial Condition
December 31, 2020

ASSETS		
Cash	$	402,206
Prepaid expenses		15,035
Security deposit		2,400
Other assets		51,275
Total Assets	$	470,916
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
PPP Loan	$	128,707
Accounts payable and accrued expenses		35,579
Total Liabilities		164,286
Member's Equity		306,630
Total Liabilities and Member's Equity	$	470,916

See notes to financial statements.

Primary Capital LLC
Statement of Income
Year Ended December 31, 2020

REVENUES	
Commissions	$ 4,481
Investment banking fees	821,399
Finder's Fee Income	90,500
SBA EIDL Grant	6,000
Other Income	1,500
Unrealized gain on securities owned, net	386
Total Revenues	924,266
EXPENSES	
Commissions	164,500
Consulting	279,343
Compensation and benefits	80,991
Clearing fees	18,555
Computer & Internet	24,365
Professional fees	102,010
Investment banking	18,534
Rent	93,448
Travel and entertainment	48,342
Office expenses	31,755
Depreciation	8,734
Donated Furniture & equipment	8,468
Taxes	4,511
Insurance	8,793
Regulatory	13,276
Total Expenses	905,625
Net Income	$ 18,641

See notes to financial statements.

Primary Capital LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2020

	Total Member's Equity
Balance, January 1, 2020	$ 435,989
Distributions to member	(148,000)
Net Income	18,641
Balance, December 31, 2020	$ 306,630

See notes to financial statements.

Primary Capital LLC
Statement of Cash Flows
Year Ended December 31, 2020

Operating Activities:	
Net income	$ 18,641
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	8,734
Changes in assets and liabilities:	
Accounts receivable	153,000
Commissions payable	(129,031)
Prepaid expenses	(11,565)
Securities owned	354
Security deposit	25,600
Donated F & E	8,468
Accounts payable and accrued expenses	100,810
Net cash provided by operating activities	175,011
Investing Activities	
Member Distribution	(148,000)
Net cash used in financing activities	(148,000)
Increase in Cash	27,011
Cash, beginning of year	375,195
Cash, end of year	$ 402,206

See notes to financial statements.

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Primary Capital, LLC, (the "Company") is a registered broker-dealer in securities under the provision of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulation Authority (FINRA) and the Securities Investor Protection Corporation. The Company is a single member LLC whose parent is Leo Capital Markets, LLC.

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3 and is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limited its business activities exclusively to private placement of securities and receiving transaction-based compensation for identifying potential merger and acquisition opportunities for client throughout the most recent fiscal year without exception.

Use of estimates

The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. These estimates and assumptions include collectability of accounts receivable and valuation of securities owned. Certain of management's estimates, including evaluating the collectability of accounts receivable, could be affected by external conditions, including those unique to the Company's industry and general economic conditions. It is possible that these external factors could have an effect on management's estimates that could cause actual results to differ from their estimates and such difference could be material. The Company reevaluates all of their accounting estimates annually based on these conditions and record adjustments when necessary.

Trading securities

Trading securities are recorded at fair value on a recurring basis and consist primarily of investments in corporate stocks. Realized trading gains and losses and unrealized gains and losses (fair value adjustments) are reported in the statement of income.

Cash

The Company maintains cash balances at various financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's accounts at these institutions may, at times, exceed the federally insured limits. The Company has not experienced any losses in such accounts.

Revenue recognition

Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded at the end of month (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

Investment Banking and Finder Fees. The Company is engaged by business entities that want to raise funds through a sale of securities and/or to perform investment banking advisory, consulting, due diligence and compliance services. Revenues are earned from fees arising from securities offerings, in which the Company acts as a lead placement agent or solely as a finder. Other services the Company provides to clients are merger and acquisition related, placement services, due diligence, and capital raising.

Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the client. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as deferred liabilities. Revenue for finder fee services are recognized once the introduced investor is approved and accepted by the issuer or other determining authority.

Accounts receivable

Accounts receivable are reported at their outstanding unpaid principal balances reduced by an allowance for doubtful accounts. The Company estimates doubtful accounts based on historical bad debts, factors related to specific customers' ability to pay and current economic trends. The Company writes off accounts receivable against the allowance when a balance is determined to be uncollectible. As of December 31, 2020, there is no balance for allowance for doubtful accounts deemed necessary by the Company.

Impairment of long-lived assets

The Company periodically evaluates whether events or circumstances have occurred that indicate long-lived assets may not be recoverable or that the remaining useful life may warrant revision. When such events or circumstances are present, the Company assesses the recoverability of long- lived assets by determining whether the carrying value will be recovered through the expected undiscounted future cash flows resulting from the use of the asset. In the event the sum of the expected undiscounted future cash flows is less than the carrying value of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded. Fair value is determined based on discounted cash flows or appraised values depending on the nature of the assets. The long-term nature of these assets requires the estimation of cash inflows and outflows several years into the future.

Fair value measurements

The Company adopted the provisions of ASC Topic 820, "Fair Value Measurements and Disclosures", which defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value and expands disclosure of fair value measurements.

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value measurements (continued)

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 describes three levels of inputs that may be used to measure fair value:

Level 1 — quoted prices in active markets for identical assets or liabilities

Level 2 — quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3 — inputs that are unobservable (for example cash flow modeling inputs based on assumptions)

The estimated fair value of certain financial instruments, including cash, commission receivable, due from broker, clearing broker deposit and accounts payable and accrued expenses are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments. Securities owned are valued using a Level 1 input.

Property and equipment

Property and equipment are stated at cost. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the assets, generally five to seven years.

Income taxes

The Company is organized as a single member Limited Liability Company ("LLC") and is considered a disregarded entity for income tax purposes. Accordingly, the Company does not file a Federal and state income tax return and any income taxes due from the Company is filed with the member's personal tax return.

ASC Topic 740.10.30 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740.10.40 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company has no material uncertain tax positions for any of the reporting periods presented.

2. CLEARING BROKER DEPOSIT

As of December 31, 2020, the Company is no longer engaged in any fully disclosed clearing agreements.

3. REGULATORY NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital not to exceed 15 to 1. At December 31, 2020 the Company had regulatory net capital of $237,919, which exceeded requirements by $232,919. The Company's ratio of aggregate indebtedness to net capital was .15 to 1.

4. SECURITIES OWNED

Securities owned and on margin consist of equity securities owned by the Company. At December 31, 2020, there were no securities owned.

5. OTHER ASSETS

Other assets at December 31, 2020, are as follows:

	Amount
Art work	$ 51,275

6. COMMITMENTS AND CONTINGENCIES

Legal proceedings

The Company is subject to legal proceedings and claims which have arisen in the ordinary course of its business and have not been finally adjudicated. These actions when ultimately concluded and determined will not, in the opinion of management, have a material adverse effect on results of operations or the financial condition of the Company.

7. LEASES

In May 2019, the Company entered into a 19-month lease agreement starting May 1, 2019 that expired on November 30, 2020. The Company did not renew the lease and closed its office in New York City, NY. The Company signed a short-term rental agreement in Miami, Florida dated February 1, 2021 and ending June 30, 2021. The monthly rent is $1,200.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

8. PPP LOAN

On April 15, 2020, the company was granted a loan from JP Morgan Chase Bank, NA in the amount of $128,707, pursuant to the Paycheck Protection Program (the "PPP") under Division A, Title I of the Coronavirus Aid, Relief, and Economic Security Act (the "Cares Act"), which was enacted March 27, 2020. The loan bears interest at a rate of 0.98% per annum and matures on April 15, 2022. Funds from the loan may only be used for payroll cost, cost used to continue group healthcare benefits, mortgage payments, rent, utilities, and interest on other debt obligations incurred before February 15, 2020. The Company intends to use the entire loan amount on qualifying expenses.

9. COVID-19

A coronavirus (COVID-19) was first reported in China. In January 2020, The World Health Organization declared it a Public Health Emergency of International Concern. This contagious disease outbreak, which has continued to spread to additional countries, and any related adverse public health developments, could adversely affect the Company's customers, service providers and supplies as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak. More broadly, the outbreak could affect workforces, economies and financial markets globally, potentially leading to an economic downturn. The Ultimate impact of the COVID-19 is uncertain. Management continues to monitor the outbreak, however, as of the date of these consolidated financial statements the potential impact of as such on the Company's business and operations cannot be reasonably estimated.

The U.S. enacted the CARES Act which is an economic stimulus package to assist eligible small businesses to cover certain operational costs due to the adverse impact of COVID-19. In addition, the CARES Act included temporary tax law changes to provide additional relief to U.S. businesses and individual taxpayers.

10. SUBSEQUENT EVENTS

The Company has evaluated events occurring after the date of these financial statements through March 31, 2021 the date that these financial statements were issued. There were no material subsequent events as of that date which would require disclosure in or adjustments to these financial statements.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2020

Primary Capital LLC
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2020

Computation of net capital	
Total member's equity	$ 306,630
Deductions and/or charges:	
Non-allowed assets	(68,710)
Net capital	237,920
Computation of aggregate indebtedness	
Accounts Payable and Accrued Expenses	35,579
Aggregate indebtedness	35,579
Computation of basic net capital requirement	
Minimum net capital required (6 2/3% of aggregate indebtedness)	2,372
Minimum dollar requirement	5,000
Net capital requirement (greater of minimum net capital or dollar requirement)	5,000
Excess net capital	232,920
Excess net capital at 120 percent	$ 231,919
Ratio: Aggregate indebtedness to net capital	.15 to 1

There are no material adjustments between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17a-5, as of December 31, 2020.

Ad3ptus

Adeptus Partners, LLC
Accountants | Advisors
244 West 54th Street
New York, NY 10019
phone 212.758.8050
fax 212.826.5037
www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Primary Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Primary Capital, LLC does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 (exemption provisions), and (2) Primary Capital, LLC stated that Primary Capital, LLC is filing this Exemption Report because Primary Capital, LLC's business activities met the requirements specified in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 (Footnote 74) throughout the year ended December 31, 2020, without exception. Primary Capital, LLC's management is responsible for compliance with the exemption provisions, provisions of Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Primary Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) of 17 C.F.R. §240.15c3-3 under the Securities Exchange Act of 1934 and Footnote 74.

Adeptus Partners LLC

New York, New York

March 30, 2021

Offices:
Maryland
New York City
Long Island
New Jersey

PRIMARY CAPITAL LLC
STATEMENT OF EXEMPTION FROM SEC RULE 15c3-3
DECEMBER 31, 2020
(CONFIDENTIAL TREATMENT REQUESTED)

PRIMARY CAPITAL LLC (the "Company"), to the best of my knowledge and belief, hereby certifies as follows:

1. PRIMARY CAPITAL LLC is a registered broker-dealer subject to rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

2. PRIMARY CAPITAL LLC does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

3. PRIMARY CAPITAL LLC is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placement of securities and receiving transaction-based compensation for identifying potential merger and acquisition opportunities for client throughout the most recent fiscal year without exception.

PRIMARY CAPITAL LLC

By: John C. Leo

John Leo / Chief Executive Officer